THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by _______________________[Investor Name] (the "**Investor**") of $[______________] (the "**Purchase Amount**") on or about 6th of February 2018 [Date of Safe], Crownmob [Company Name], a KENTUCKY [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $[$1,500,000] pre-money

The "**Discount Rate**" is [80]% (100 minus the discount)

See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor or the Investor Agent (as defined below), if any, will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable ; and

(ii) If the Investor is a Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued

before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "**Senior Preferred Holders' Payment**") and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed after the Senior Preferred Holders' Payment with equal priority and *pro rata* among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this <u>Section 1(c)</u>.

(d)   **Repurchase**. If the Investor **is not** a Major Investor, the Company may repurchase this instrument from the Investor prior to a Change of Control for the greater of (i) the Purchase Amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "**Repurchase**," and such greater value, the "**Repurchase Value**"). If there is an Equity Financing within three months of the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Safe Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Safe Preferred Stock by the Conversion Price and is referred to as the "**Aggregate Value**"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser must be regularly engaged in the valuation of securities.

(e)   **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)(ii)</u>; (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to <u>Section 1(b)(i)</u> or <u>Section 1(c)</u>; or (iii) the payment of the Repurchase Value; *provided, however*, the provisions of <u>Section 1(d)</u> will continue after such payment to the extent necessary to enforce the provisions of <u>Section 1(d)</u> in the event an Equity Financing occurs within three months after the Repurchase; *provided, further,* that <u>Section 5</u> shall survive any such termination.

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; **and** (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means either: (1) the Safe Price, or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Discount Price**" means price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Investor Agent**" means a purchaser of a Safe designated by the Company, and which such purchaser has agreed to act in the capacity of Investor Agent pursuant to the terms and conditions in Section 5.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Major Investor**" means a holder of a Safe if (i) the Purchase Amount of such Safe is equal to or greater than $25,000 and (ii) Thrivera Ventures Fund II, LLC (dba Wunderfund) has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

"Pro Rata Rights Agreement" means a written agreement between the Company and the Investor (and holders of other Safes, as appropriate) giving the Investor a right to purchase its pro rata share of private placements of securities by the Company occurring after the Equity Financing, subject to customary exceptions. Pro rata for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**Safe Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, except that such series will have (i) no voting rights, other than required by law; (ii) a per share liquidation preference and conversion price for purposes of price-based anti-dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3.   *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not

in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to <u>Section 1</u>.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If the Investor has checked the box next to "Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Investor has checked the box next to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time. The Investor is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

(c) Neither the Investor nor, if applicable, any beneficial owner of the Investor appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"). The Investor further represents that the monies used to fund the Investor's investment in the Company are, to the knowledge of the Investor, not derived from, invested for the benefit of, or related in any way to, governments of, or persons within, any country (a) under the U.S. Embargo enforced by OFAC, (b) that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (c) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern." The Investor further represents that the Investor does not know or have any reason to suspect that (y) the monies used to fund the Investor's investment in the Company have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (z) the proceeds of the Investor's investments in the Company will be used to finance any illegal activities.

5.   *Irrevocable Proxy; SPV Reorganization*

(a)   If Investor **is not** a Major Investor, subject to Section 6(a), Investor hereby grants Investor Agent an irrevocable proxy with full power, in the same manner, to the same extent and with the same effects as if Investor were to do the same, in the sole discretion of the Investor Agent to (i) consent to any and all actions in connection with the Company for which the consent of Investor is or may be necessary or appropriate; (ii) receive in Investor's place, any and all notices in connection with Company; and (iii) without limitation, to do all things necessary or appropriate in connection with the foregoing actions. The foregoing proxy is coupled with an interest sufficient in law to support an irrevocable power and shall be irrevocable and shall survive the death or incapacity of Investor, if Investor is an individual, and any merger or other reorganization of Investor or any successor, if Investor is an entity. The foregoing irrevocable proxy shall remain in effect until the closing of an Equity Financing. The Investor Agent is a third-party beneficiary of Sections 5(a) and (c).

(b)   If Investor **is not** a Major Investor and there is an Equity Financing, effective as of the closing of the Equity Financing, Investor hereby grants the chief executive officer of Company (the "CEO") an irrevocable proxy in the same manner, to the same extent and with the same effects as if Investor were to do the same, in the sole discretion of the CEO to (i) vote all shares of the Investor's Capital Stock received pursuant to this instrument for any votes in which Investor would be entitled to vote; (ii) consent to any and all actions in connection with the Company for which the consent of Investor is or may be necessary or appropriate; (iii) receive in Investor's place, any and all notices in connection with Company; and (iv) without limitation, to do all things necessary or appropriate in connection with the foregoing actions. The foregoing proxy is coupled with an interest sufficient in law to support an irrevocable power and shall be irrevocable and shall survive the death or incapacity of Investor, if Investor is an individual, and any merger or other reorganization, if Investor is an individual. The CEO is a third-party beneficiary of Sections 5(b) and (c).

(c)   If the Investor **is not** a Major Investor:

(i)   Neither the Investor Agent nor the CEO (either is a "Proxy Holder") shall have any duty, liability, or obligation whatsoever to Investor arising out of any act or omission by the Proxy Holder of the foregoing irrevocable proxies. The Investor expressly acknowledges and agrees that (i) Investor will not impede the exercise of the Proxy Holders' rights under the foregoing irrevocable proxies; and (ii) Investor waives and relinquishes any claim, right, or action that Investor might have against either Proxy Holder in connection with any exercise of the one of the foregoing irrevocable proxies.

(ii)   Investor agrees to indemnify, defend, and hold harmless either Proxy Holder from all losses, liabilities, costs, damages, and expenses arising from or relating to a Proxy Holder exercising an irrevocable proxy granted herein. Notwithstanding the previous sentence, Investor will have no obligation to indemnify a Proxy Holder to the extent of any losses, liabilities, costs, damages or expenses arising from the Proxy Holder's gross negligence or willful misconduct as determined in a final judgment by a court of competent jurisdiction. Proxy Holder will indemnify Investor for any losses, liabilities, costs, damages, and expenses arising from or relating to Proxy Holder's gross negligence or willful misconduct as determined in a final judgment by a court of competent jurisdiction, in an amount not to exceed the Purchase Amount.

(iii)   The actions of a Proxy Holder on behalf of the Investor constitute the binding actions of the Investor.

(d)   The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Safes.

6.   *Miscellaneous*

(a)   Any provision of this instrument may be amended, waived or modified as follows:

(i)   if the Investor **is not** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and either (A) the Investor Agent or (B) the holders of a majority of the Purchase Amounts of the Cash-Out Investors;

(ii)   if the Investor **is** a Major Investor, any provision of this instrument (other than the Valuation Cap) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts of the Cash-Out Investors who are Major Investors; and

(iii)   regardless of whether the Investor **is** or **is not** a Major Investor, the Valuation Cap for this instrument may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts of the Cash-Out Investors with the same Valuation Cap as this instrument.

(b)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided,*

however, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with changing the Company's state of incorporation or other similar change.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

Signed: _____*Ricardo Grant*_____
6th of February 2018 10:14 PM EST

Name: _____Ricardo Grant_____
Address: _____112 WEST ST_____
_____COVINGTON , KENTUCKY, USA 41011_____

INVESTOR:

Signed:_____

Name: _____
Address: _____
_____
Email: _____

☐ Accredited Investor
☐ Unaccredited Investor

Signature Page to Simple Agreement for Future Equity

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